Mail Stop 4561

June 27, 2008

Jing Hao
Chief Financial Officer
Orient Paper, Inc.
Science Park, Xushui Town
Baoding City, Hebei Province,
People's Republic of China 072550

      Re: **Orient Paper, Inc.**
              Item 4.02 Form 8-K and Form 8-K/A
              Filed April 1, 2008 and June 27, 2008
              000-52639

Dear Mr. Hao:

      We have completed our review of your Form 8-K and have no further comments at this time.

                                Sincerely,

                                Kevin W. Vaughn
                                Accounting Branch Chief